December 6, 2018

Jeffrey A. Quiram
Chief Executive Officer
Superconductor Technologies Inc.
9101 Wall Street, Suite 1300
Austin, TX 78754

       Re: Superconductor Technologies Inc.
           Registration Statement on Form S-3
           Filed December 4, 2018
           File No. 333-228676

Dear Mr. Quiram:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
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